Exhibit 3.1
Certificate of Amendment to the
Amended and Restated Certificate of Incorporation of
Udemy, Inc.
Udemy, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Company"), hereby certifies as follows:
1.    The name of the Company is "Udemy, Inc." The Company's original certificate of incorporation was filed with the Secretary of State of the State of Delaware on January 20, 2010.
2.    This certificate of amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware (the "DGCL").
3.    Section 1, Article IX of the Company's amended and restated certificate of incorporation is hereby amended and restated, in its entirety, to read as follows:
"Section 1. To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended from time to time, a director or officer of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Company, as the case may be, shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended."
IN WITNESS WHEREOF, the Company has caused this certificate of amendment to be signed by a duly authorized officer of the Company on June 16, 2025.
By: /s/ Hugo Sarrazin__________________________
Name: Hugo Sarrazin
Title: President & Chief Executive Officer